Item 6 (a), Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Unit

For the Periods

	January 1, 2010 through March 31, 2010	January 1, 2009 through March 31, 2009
	(unaudited)	(unaudited)
Net income (Loss)	$(4,389)	$(18,763)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.00)	$(0.00)